BURCON NUTRASCIENCE CORPORATION

Notice of Annual and Special Meeting of Shareholders
to be held on September 3, 2015

Management Proxy Circular

MANAGEMENT CONTRACTS	40
REQUESTING DOCUMENTATION	40
DIRECTORS' APPROVAL	40
SCHEDULE "A" BOARD OF DIRECTORS' MANDATE	A
SCHEDULE "B" CODE OF BUSINESS ETHICS AND CONDUCT	B

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

LETTER TO SHAREHOLDERS

July 22, 2015

Dear Fellow Shareholders,

Plant-based protein ingredients are playing a more prominent role in products as formulators shift away from using animal-based proteins and as consumers seek healthier products. One of the first ingredients consumers look for on a nutrition label is protein. We believe the protein trend is here to stay and represents an enormous opportunity for Burcon.

We see pea protein as the next big plant-based protein ingredient. Our Peazazz® pea protein’s non-GMO status and its hypo-allergenicity, combined with its exceptional solubility and clean taste, are all attributes making it well-positioned to compete in the growing plant-based protein ingredient market.

In the past year, we made significant advancements in our efforts to commercialize our Peazazz® pea protein. Discussions with a select group of multi-national food ingredient providers have reached a point where many of the critical questions are now answered. A major goal since the beginning of our discussions with potential partners has been assessing the commercial value of our Peazazz® pea protein and its co-products. Significant time and resources have been spent by these select potential partners in answering those questions. The analytical work performed included bench-top testing, materials characterization, consumer taste-testing panels, shelf-life studies, product comparisons and regulatory review. With the work now completed, we look forward to negotiating potential partnership structures with the expectation of successfully bringing our Peazazz® pea protein to market and adding value to Burcon and its shareholders.

The past year also saw significant advancements by our license partner, Archer Daniels Midland Company (“ADM”), for the CLARISOY™ line of soy proteins. Since announcing in March 2014 of its intention to expand commercial production to a full-scale CLARISOY™ production plant, ADM has made significant efforts to bolster its specialty ingredient portfolio. In late 2014, ADM closed its largest acquisition in its corporate history, acquiring WILD Flavors GmbH for U.S. $3.1 billion and merging it with its own specialty ingredients Foods and Wellness division, to create the new WILD Flavors and Specialty Ingredients (“WFSI”) business unit. CLARISOY™ is now being produced, marketed, and sold within this new business unit, a business unit ADM has publicly stated will be a driver of future growth.

The new WFSI business unit has over 50 sales offices doing business with 7,000 customers in more than 125 countries around the world. With the integration of WILD Flavors, ADM has added taste expertise to its specialty ingredient portfolio and is now able to offer a more complete system to its food and beverage customers.

ADM’s new WFSI business unit equates to a larger and more global marketing and innovation team now promoting CLARISOY™ to a significantly expanded customer base.

This past year, ADM announced new variations of our CLARISOY™ soy protein. The CLARISOY™ line of soy proteins now consists of six variations: CLARISOY™ 100, 110, 120 and 150, all well-suited for low pH applications and with target markets that include low pH beverages, high protein meal replacements, powdered beverages and non-dairy creamer formulations; and CLARISOY™ 170 and 180, well-suited for neutral pH applications such as dairy protein replacement, weight management products and high-protein replacement beverages.

We are excited and encouraged by ADM’s recent developments and its efforts to market CLARISOY™ to a wider customer base. WILD Flavors and Specialty Ingredients is now one of the largest and most comprehensive ingredient solutions providers in the marketplace and more than ever, we firmly believe we chose the right group in partnering with ADM for the commercialization of CLARISOY™.

During the year, we received five U.S patent grants including an important U.S. patent grant over the composition of matter for CLARISOY™. This composition of matter patent provides protection over the commercially valuable attributes of CLARISOY™, which include, amongst others, its unique solubility and transparency in solution, and absence of taste or smell. We believe that continuing to file patent applications provides valuable commercial protection for the production and use of CLARISOY™, and could result in lengthening the royalty term under the License and Production agreement with ADM.

We were pleased with the continued support from our shareholders this past year. During the year and subsequent to the year-end, we completed two over-subscribed rights offerings for gross proceeds of $8.8 million. We also advanced our efforts in raising awareness in the U.S. investment community, with the completion of a private placement with a respected group of U.S.–based investors for U.S. $1.65 million.

In the coming year, we will continue to focus on commercializing our Peazazz® pea protein technology and capitalize on the growing protein ingredient marketplace. We will also continue to support ADM as they take steps to market and sell our CLARISOY™ soy proteins to an even greater customer base.

In closing, I would like to thank our employees for their contributions this past year and in particular, for their dedication and commitment to Burcon. Thank you to my fellow shareholders for your continued support as we look forward to the coming year with great anticipation and enthusiasm.

Yours truly,

"Allan Yap"

Allan Yap

Chairman and Chief Executive Officer

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

Burcon NutraScience Corporation's (the "Corporation" or "Burcon") Annual and Special Meeting (the "Meeting") will be held on September 3, 2015, at 10:00 a.m. (Vancouver time) in the Strategy Room, Room 320 at The Morris J. Wosk Centre for Dialogue, 580 West Hastings Street, Vancouver, British Columbia, V6B 1L6, for the following purposes:

a)	to receive the report of the directors;

b)	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2015, together with the report of the auditors thereon;

c)	to elect directors for the ensuing year;

d)	to appoint auditors and to authorize the directors to fix their remuneration;

e)

to consider, and, if thought advisable, to pass an ordinary resolution to approve the issuance of certain compensation warrants to ITC Corporation Limited, E-Concept Ltd. and I-Global Ltd. as more particularly set out in the attached management proxy circular (“Management Proxy Circular”);

f)	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

g)	to consider any amendment to or variation of any matter identified in this Notice.

Our Management Proxy Circular and form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

- i -

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia on July 22, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

- ii -

BURCON NUTRASCIENCE CORPORATION

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

MANAGEMENT PROXY CIRCULAR

as at July 22, 2015

The board of directors (the "Board") of Burcon NutraScience Corporation (the "Corporation") is delivering this management proxy circular (the "Management Proxy Circular") to you in connection with the solicitation of proxies for use at the annual and special meeting of its shareholders (the "Meeting") to be held on September 3, 2015 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. In this Management Proxy Circular, unless the context otherwise requires, all references to "Burcon NutraScience Corporation", "Burcon", "we", "us" and "our" refer to Burcon NutraScience Corporation.

GENERAL PROXY INFORMATION

Who Can Vote

Burcon is authorized to issue an unlimited number of common shares ("Common Shares") without nominal or par value. As of July 22, 2015, we had outstanding 35,697,013 Common Shares. Persons who on July 22, 2015 are recorded on our share register as holders of our Common Shares can vote at the Meeting. Each Common Share has the right to one vote.

To the knowledge of our directors and officers, as of July 22, 2015, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of Burcon is:

	Number of Shares Held	Percentage of Voting Shares
ITC Corporation Limited ("ITC") (a Bermuda Company)	7,357,192*	20.61%
Note:
*	5,355,547 of these shares are held by Large Scale Investments Limited and 2,001,645 of these shares are held by Great Intelligence Limited, both of which are British Virgin Islands companies and direct wholly-owned subsidiaries of ITC (web site: www.itc.com.hk), a company whose shares are listed on The Stock Exchange of Hong Kong Limited.

1

Obtaining a Paper Copy of Management Proxy Circular and Financial Statements

In lieu of mailing the Notice of Meeting, Management Proxy Circular and our audited financial statements and management's discussion and analysis for the year ended March 31, 2015, the Corporation is using notice-and-access to provide an electronic copy of these documents to registered shareholders and beneficial shareholders of the Corporation's Common Shares by posting them on www.burcon.ca and on the Corporation's profile on www.SEDAR.com.

If you wish to obtain a paper copy of these documents or for more information regarding notice-and-access, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country. You must call to request a paper copy by August 14, 2015 in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request. Burcon will provide a paper copy of the documents to any registered or beneficial shareholder upon request for a period of one year following the date of the filing of this Management Proxy Circular on www.SEDAR.com.

If you are a registered shareholder and have standing instructions to receive paper copies of these documents and would like to revoke them, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country.

How You Can Vote

If you are a registered shareholder (i.e., your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the accompanying form of proxy and following the delivery instructions contained in it and this Management Proxy Circular.

If you are a beneficial shareholder (i.e., your Common Shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow the instructions on the voting instruction form ("VIF"), which is similar to a form of proxy, but is provided to you by your stock broker or financial intermediary. If you do not follow the special procedures described by your broker or financial intermediary, you will not be entitled to vote. If you are unsure as to how to follow these procedures, please contact your stockbroker.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the beneficial shareholder must complete, sign and return the VIF in accordance with the instructions provided therein. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to attend the Meeting or have someone else attend on your behalf.

Distribution of Meeting Materials to Beneficial Shareholders

The Corporation has distributed copies of the notice-and-access notice and VIF to the depositories and intermediaries for onward distribution to beneficial shareholders. In addition, the notice-and-access notice and VIF may have been sent directly by the Corporation or its agent, rather than through an intermediary, to non-objecting beneficial owners under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Beneficial shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Management Proxy Circular, financial statements and related management discussion and analysis. If you are a non-objecting beneficial shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with the requirements of NI 54-101 from the intermediary holding on your behalf. All costs of deliveries to beneficial shareholders will be borne by Burcon.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Burcon. All costs of this solicitation will be borne by Burcon.

Appointment and Revocation of Proxies

Registered Shareholders

The individuals named in the accompanying form of proxy are the President and Chief Operating Officer of Burcon and the Senior Vice President, Legal and Corporate Secretary of Burcon. You may also appoint some other person, who need not be a shareholder, to represent you at the Meeting by inserting such other person's name in the blank space provided in the form of proxy. A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (exclusive of non-business days) before the Meeting or any adjournment thereof at which the proxy is to be used.

A registered shareholder may revoke a proxy by

(a)

providing a written notice of revocation to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(b)

providing a written notice of revocation to Burcon at its head office which is located at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(c)

providing a written notice of revocation to the Chairman of the Meeting on the day of the Meeting and before any vote in respect of which the proxy to be used is taken that you are revoking your proxy and voting in person at the Meeting, or

(d)	any other manner provided by law.

Your revocation of a proxy will not affect a matter on which any vote has already been taken.

Beneficial Shareholders

If you are a beneficial shareholder and wish to revoke your VIF, you should contact you stock broker or financial intermediary directly.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The proxy grants the nominees the discretion to vote on

(a)	each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,

(b)	any amendment to or variation of any matter identified in the proxy, and

(c)	any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted as recommended by management.

As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each proxyholder named in the proxy can vote in accordance with their discretion.

Votes Necessary to Pass Resolutions

Burcon's by-laws provide that a quorum for the transaction of business at any shareholders' meeting is two persons present in person or by proxy representing 5% of the outstanding Common Shares entitled to vote at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions other than the election of directors and appointment of auditor. If there are more nominees for election as directors or appointment as Burcon's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

Majority Voting for Directors

The Board has adopted a majority voting policy for the election of directors. Pursuant to this policy, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the board of directors of the Corporation. The Board will promptly accept the resignation unless it is determined that there are extraordinary circumstances relating to the composition of the board or the voting results that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and reasons available to the public within 90 days of the annual meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Burcon's Articles of Incorporation provide that the Board is to be comprised of a minimum of three directors and a maximum of ten directors. The number of directors is fixed by the Board, and has been fixed at seven for the ensuing year. The term of office of each of the present directors expires at the conclusion of the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director; however, if for any reason any proposed nominee does not stand for election or is unable to serve as such, proxies in favour of management's designees will be voted for another nominee in its discretion unless the shareholder has specified in his proxy that his or her Common Shares are to be withheld from voting on the election of directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our by-laws or with the provisions of the Business Corporations Act (Yukon).

The following table sets out the names of the nominees for election as directors, the province and/or country in which each is ordinarily resident, all offices of Burcon now held by each of them, their principal occupations, the period of time for which each has been a director of Burcon, and the number of Common Shares of Burcon beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 22, 2015. A biography of each director, which includes a five year history of employment, follows under "Biographies of Directors".

Name, Position and	Principal Occupation During the	Period as a	Common
Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Corporation
Allan Yap, Chairman	Chairman and Chief Executive Officer	Since	1,484,261
of the Board, Chief	of Burcon	November 3,
Executive Officer and		1998
Director, Hong Kong,
China

Rosanna Chau,	Deputy Chairman and Managing	Since	448,634
Director,	Director of ITC (investment holding)	November 3,
Hong Kong, China		1998

David Lorne John	Director, Li Ka Shing Institute of	Since	13,712(2)
Tyrrell,	Virology, University of Alberta since	December 1,
Director,	April 2010; Distinguished University	2009
Alberta, Canada	Professor since 2010; Glaxo SmithKline
	Chair in Virology, Department of
	Medical Microbiology and
	Immunology, University of Alberta
	since 2004; Chief Scientific Officer of
	KMT (biotechnology company in
	Edmonton) since 2004; Distinguished
	Professor of Medical Microbiology &
	Immunology, University of Alberta
	since 1982
Alan Chan, Director,	Executive director of ITC Properties	Since April 20,	NIL
Hong Kong, China	Group Ltd. ("ITC Properties") (property	2010
	development and investment) since
	March 2010 and ITC (investment
	holding) since March 2009; Executive
	director of PYI Corporation Limited
	since November 2011

Matthew Hall,	Non-executive director of Agrifoods	Since July 12,	2,213
Director,	International Co-operative since March	2011
British Columbia,	2014; Director of Happy Planet Foods,
Canada	Inc. (natural food and juice company)
	since October 2013; Director of Earth's
	Own Food Company Inc. (non-dairy
	beverages company) since October 2013;
	Executive in Residence and member of
	Advisory Board, University of Victoria
	Peter B. Gustavson School of Business
	since May 2011; Associate, Goodbrand
	(Management Consultancy) since May
	2011; Principal Consultant, Marketing,
	Communications and Sales at Matt Hall
	and Associates since April 2010

Name, Position and	Principal Occupation During the	Period as a	Common
Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Corporation
J. Douglas Gilpin,	Consultant, providing corporate	Since	NIL
Director,	governance, corporate director and	September 1,
Alberta, Canada	business advisory services	2011
Bradford Allen	Executive Chairman, Nextvr, Inc.	Since June 21,	NIL
Director,	(software company) since October 2014;	2012
California, United	Consultant, providing investment and
States of America	business strategy advisory services
(1)	The information as to province, country of residence, principal occupation, and Common Shares beneficially owned has been furnished by the respective nominees.
(2)	1,535 of these Common Shares are held by Kathleen Tyrrell (daughter) and 2,555 of these Common Shares are held by spouse, Lee Ann Tyrrell.

Biographies of Directors

Allan Yap – Director, Chairman and Chief Executive Officer

Dr. Yap has over 30 years of experience in finance, investment and banking and holds an Honorary Doctor of Laws degree. Dr. Yap is an executive director and chairman of both Hanny Holdings Limited and Rosedale Hotel Holdings Limited and an alternate director of Television Broadcasts Limited, all of which are companies whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited. Dr. Yap is the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Securities Market in the United States. He is the executive chairman of Hanwell Holdings Limited and Tat Seng Packaging Group Ltd., both of which are companies whose shares are listed on the Singapore Exchange Limited.

Rosanna Chau – Director

Ms. Chau is the Deputy Chairman and Managing Director of ITC, an investment holding company which has interests in a diverse portfolio of businesses and the shares of which are listed on The Stock Exchange of Hong Kong Limited. She is responsible for ITC's operations and business development and has over 34 years of experience in international corporate management and finance. Ms. Chau holds a Bachelor's Degree in Commerce at the University of Alberta and a Master's Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of Hong Kong. She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Chartered Professional Accountants of Canada. Ms. Chau is a member of the General Committee of The Chamber of Hong Kong Listed Companies, a non-profit organization serving listed companies and other industry bodies in Hong Kong.

David Lorne John Tyrrell – Director

D. Lorne Tyrrell is the Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Supported by the Canadian Institute of Health Research and Glaxo Canada, Dr. Tyrrell's work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection – lamivudine - in 1998. Dr. Tyrrell holds more than 50 international patents for his studies on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 – 2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation. The Canada Gairdner International Awards recognizes excellence in medical science research globally. Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004), the Principal Award of the Manning Awards Foundation (2005) and the Queen Elizabeth II Diamond Jubilee Medal (2012). Dr. Tyrrell was appointed Officer of the Order of Canada in 2002. In April 2010, D. Lorne Tyrrell was appointed as the inaugural director of the Li Ka Shing Institute of Virology at the University of Alberta. On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame. In 2015, he was awarded the Canada Council for the Arts Killam Prize in Health Sciences.

Alan Chan – Director

Mr. Chan is an executive director of ITC, ITC Properties, and PYI Corporation Limited. At ITC, Mr. Chan focuses on private equity, venture capital and corporate finance transactions across countries and industries. At ITC Properties, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects across Asia. In addition, he is the lead in developing new policies for green and sustainable practices throughout the group. Mr. Chan is the director of corporate finance at PYI Corporation Limited. Mr. Chan is also currently an advisor to BEE Inc. (Bisagni Environmental Enterprise). Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minoring in Philosophy and Economics.

Matthew Hall – Director

Matthew Hall is a marketing and consumer packaged goods veteran with unique expertise in step change marketing initiatives. Mr. Hall had a 31-year career with Nestle, the world's largest food and beverage company. As Senior Vice President of Global Marketing and Sales in Vevey Switzerland, Mr. Hall led the successful implementation of long-term best practice changes which resulted in sustained growth and profit results for Nestle Worldwide. Before returning to Canada, Mr. Hall initiated and executed organizational re-designs and new product launches, introduced leading edge sustainability processes, along with health, wellness and nutrition programs as the CEO of Nestle UK Food and Beverage. He is now a consultant with Goodbrand in London, England which is a leading advisor to several Fortune 500 companies in the area of Sustainability and Corporate Social responsibility. Mr. Hall is also the Chair of the International Board of advisors and is an Executive in Residence at the Peter B. Gustavson School of Business in Victoria, B.C., Canada. Mr. Hall has been a director of Happy Planet Foods, Inc. a natural food and juice company and Earth's Own Food Company Inc. a non-dairy beverages company since October 2013. Based in Canada, both Happy Planet and Earth's Own are subsidiaries of Agrifoods International Cooperative Ltd. Since March 2014, Mr. Hall has been on the board of directors of Agrifoods International Cooperative, located in Alberta.

J. Douglas Gilpin – Director

Douglas Gilpin, FCA, ICD.D., retired from the partnership of KPMG LLP in 1999. In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community. During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner. He was a member of the KPMG's National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years. Mr. Gilpin has consulted on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the Toronto Stock Exchange (the "TSX"). Mr. Gilpin has served as a director of Canada Health Infoway ("CHI") and a director of Afexa Life Sciences Inc. ("Afexa"), the makers of COLD-FX, where he served as lead director until June 2011. He currently serves as a director of The Institute of Health Economics of Alberta ("IHE"), Alberta Innovates Technology Futures ("AITF") and in 2012 he was appointed to the Board of the Health Quality Council of Alberta ("HQCA"). He was the chair of the governance committee and a member of the audit committee of CHI, and is the Chair of the audit committee for each of IHE, AITF and HQCA. Mr. Gilpin is executive chair of The Inspections Group Inc., a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta. Mr. Gilpin is a member of the Institute of Corporate Directors and received his ICD.D designation from the Institute in 2011. Mr. Gilpin was elected a Fellow of the Institute of Chartered Accountants of Alberta in 2012.

Bradford Allen - Director

Mr. Allen has over 33 years of experience in the investment, banking and securities industries. His career in private banking and investment banking includes working at major investment banks in both the institutional and private sectors in New York, Los Angeles and Hong Kong. Mr. Allen has raised private and institutional capital for companies in both the US and Hong Kong, as well as advising on mergers and acquisitions. Mr. Allen graduated with a business degree from Villanova University in 1978.

Board Committees

Burcon does not have an executive committee of its directors. Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of the audit committee are Bradford Allen, J. Douglas Gilpin and Lorne Tyrrell. The members of the corporate governance committee are J. Douglas Gilpin, Matthew Hall and Lorne Tyrrell. The members of the nominating and compensation committee are Bradford Allen, J. Douglas Gilpin and Matthew Hall.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the persons nominated for election as a director:

(a)

is, as at the date of this Management Proxy Circular, or has been within 10 years before the date of this Management Proxy Circular, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

(b)

is at the date hereof, or has been within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before this Management Proxy Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Ms. Rosanna Chau is the Deputy Chairman and Managing Director of ITC, a company whose shares are listed on The Stock Exchange of Hong Kong Limited. On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited ("Hanny") by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC. Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers. Hanny was involved in a securities exchange offer announced in April 2005. Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code. Ms. Rosanna Chau was then a director of ITC.

Mr. J. Douglas Gilpin was a director of ViRexx Medical Corp. ("ViRexx") until his resignation from the board of directors of ViRexx on September 14, 2008. On November 18, 2008, trading in ViRexx shares was suspended by the Alberta Securities Commission for failure to file interim unaudited financial statements, interim management discussion and analysis, and certification of interim filings for the interim period ended September 30, 2008. Similar cease trade orders were issued by the securities regulatory authorities of British Columbia, Ontario and Quebec. On November 21, 2008, ViRexx announced that on October 16, 2008, ViRexx filed a Notice of Intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada). On December 11, 2008, ViRexx announced the granting of a court order to reorganize ViRexx and to approve the proposal in the proposal proceedings under the Bankruptcy and Insolvency Act (Canada) and the Business Corporations Act (Alberta). On December 23, 2008, ViRexx announced that in accordance with the order for reorganization in such proposal proceedings, Paladin Labs Inc. had become the sole shareholder of ViRexx and that ViRexx would be taking steps necessary to cease being a reporting issuer in Canada and the United States.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants ("PwC"), of Suite 700, 250 Howe Street, Vancouver, B.C., V6C 3S7 will be nominated at the Meeting for reappointment as auditor of Burcon at a remuneration to be fixed by the directors. PwC has been Burcon's auditor since March l, 2001.

Approval of Warrants Issued to ITC, E-Concept Ltd. and I-Global Ltd.

On March 23, 2015, Burcon announced that it was offering rights to holders of its Common Shares of record at the close of business on April 2, 2015 (the "Rights Offering"). A maximum of 1,552,044 Common Shares were issuable pursuant to the Rights Offering, representing approximately 4.54% of the then issued and outstanding Common Shares. On May 1, 2015, Burcon announced that it had completed the Rights Offering. The Rights Offering was fully subscribed and as such, Burcon issued 1,552,044 Common Shares at a price of $2.26 per Common Share for aggregate gross proceeds to Burcon of $3,507,619.

In connection with the Rights Offering, on March 23, 2015, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") to which each of ITC, E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") is a party. Pursuant to the Standby Commitment Agreement, subject to certain conditions, ITC, E-Concept and I-Global agreed to purchase from Burcon such number of Common Shares that were available to be purchased, but not otherwise subscribed for, that would result in a minimum of 1,552,044 Common Shares being issued under the Rights Offering. The Standby Commitment of each of ITC, E-Concept and I-Global was subject to a maximum of 793,715, 416,879 and 341,450 Common Shares, respectively. As the Rights Offering was oversubscribed, ITC, E-Concept and I-Global were not required to fulfill their respective obligations under the Standby Commitment. However, to Burcon's knowledge, each of ITC, E-Concept and I-Global did exercise its basic subscription privilege under the Rights Offering in order to maintain its respective proportionate ownership interest in Burcon.

As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global received non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 198,429 Common Shares, E-Concept to acquire up to 104,220 Common Shares and I-Global to acquire up to 85,362 Common Shares for an aggregate of up to 388,011 Common Shares, representing 1.09% of the outstanding Common Shares as of the date hereof. The exercise price under the Standby Warrants is $2.26 per Common Share. The Standby Warrants will expire two years after the closing of the rights offering, being April 30, 2017.

In accordance with requirements of the TSX, the issuance of the Standby Warrants to each of ITC, E-Concept and I-Global was conditional upon the receipt of the following approvals of the Corporation's shareholders, which are being sought at the Meeting:

(a)

as the exercise price of the Standby Warrants is lower than the market price of the Common Shares on March 23, 2015, the issuance of the Standby Warrants to ITC, E-Concept and I-Global must be approved by at least a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, with the votes attached to Common Shares held by ITC, E-Concept and I-Global and their respective affiliates and associates being excluded from such vote (the "Price Approval"); and

(b)

as the issuance of the Standby Warrants as compensation for the Standby Commitment to ITC, an insider of the Corporation, is considered a security-based compensation arrangement, the issuance of the Standby Warrants to ITC must be approved by at least a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, with the votes attached to Common Shares held by ITC and its affiliates and associates being excluded from such vote (the "Insider Approval").

ITC, E-Concept and I-Global will not be entitled to exercise the Standby Warrants until the Corporation obtains the Price Approval, and, in the case of ITC, the Insider Approval. If the Corporation fails to obtain the Price Approval, the Corporation will pay to each of ITC, E-Concept and I-Global a cash fee equal to $35,876, $18,843, $15,434, respectively, as compensation for the Standby Commitment. If the Corporation obtains the Price Approval but fails to obtain the Insider Approval, the Corporation will pay to ITC a cash fee equal to $35,876, as compensation for the Standby Commitment.

Resolution 1 – Price Approval

Shareholders are being asked to consider, and if deemed appropriate, to approve, the following by ordinary resolution, with the votes attached to Common Shares held by ITC, E-Concept and I-Global and their respective affiliates and associates being excluded from such vote:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The issuance of the Standby Warrants to ITC, E-Concept and I-Global at the exercise price of $2.26 per Common Share be and is hereby authorized and approved.

2.

Any one director or officer is authorized and directed on behalf of the Corporation to perform all such acts, deeds and things and execute, under seal of the Corporation if applicable, all such documents, instruments, certificates and other writings as may be necessary or desirable to give effect to this resolution."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting, with the 10,513,667 votes attached to Common Shares held by ITC, E-Concept and I-Global and their respective affiliates and associates, representing 29.45% of the outstanding Common Shares as of the date hereof, being excluded from such vote. The directors of the Corporation believe the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommend that shareholders of the Corporation vote in favour of the resolution. The persons named as proxies in the enclosed Proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

Resolution 2 – Insider Approval

Shareholders are being asked to consider, and if deemed appropriate, to approve, the following by ordinary resolution, with the votes attached to Common Shares held by ITC and its affiliates and associates being excluded from such vote:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance of the Standby Warrants as compensation for the Standby Commitment to ITC, an insider of the Corporation, being a security-based compensation arrangement for the purposes of the TSX rules, be and is hereby authorized and approved.

2.

Any one director or officer is authorized and directed on behalf of the Corporation to perform all such acts, deeds and things and execute, under seal of the Corporation if applicable, all such documents, instruments, certificates and other writings as may be necessary or desirable to give effect to this resolution."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting, with the 7,357,192 votes attached to Common Shares held by ITC and its affiliates and associates, representing 20.61% of the outstanding Common Shares as of the date hereof, being excluded from such vote. The directors of the Corporation believe the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommend that shareholders of the Corporation vote in favour of the resolution. The persons named as proxies in the enclosed Proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY
COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION AS AT MARCH 31, 2015
Plan Category	Number of securities	Weighted-average	Number of securities
	to be issued upon	exercise price of	remaining available for
	exercise of outstanding	outstanding options,	future issuance under
	options, warrants and	warrants and rights	equity compensation
	rights		plans [excluding
securities reflected in
column (a)]
	(a)	(b)	(c)

Equity compensation plans	2,512,167	$5.66	902,329
approved by Securityholders
Equity compensation plans	Nil	N/A	Nil
not approved by
Securityholders
Total	2,512,167	$5.66	902,329

The numbers in the above chart are as at March 31, 2015. As at the date of this Management Proxy Circular, a total of 2,512,167 stock options are issued and outstanding under the Amended and Restated Plan (as defined below) representing 7.04% of our issued and outstanding capital. Of the total options outstanding, 2,073,959 options are granted to insiders representing 5.81% of our outstanding capital. Currently, 1,057,534 options are available for grant under the Amended and Restated Plan representing 2.96% of the issued and outstanding Common Shares as of the date hereof.

At Burcon's annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the 2001 Share Option Plan (the "Plan") under which directors, officers, employees, management company employees and consultants ("Service Providers") of Burcon may be granted options to acquire Common Shares of Burcon. The principal purpose of the Plan is to encourage equity participation in Burcon by its Service Providers so that they have an interest in preserving and maximizing shareholder value in the longer term while enabling Burcon to attract and retain individuals with experience and ability and reward individuals for current and expected future performance. The Plan had a fixed number of options that could be granted to Service Providers. The Plan was amended in 2003, 2004, 2007 and 2009 to increase the number of Common Shares issuable under the Plan. At Burcon's annual meeting on September 1, 2011, the shareholders of Burcon approved the amendment to the Plan to convert it from a fixed plan to a rolling plan (the "Amended and Restated Plan"). A rolling plan has a plan maximum expressed as a percentage of the total number of common shares outstanding on a non-diluted basis and all exercised, cancelled, expired or terminated options become available for future grant. The Amended and Restated Plan permits the issuance of that number of options up to a maximum of 10% of the issued and outstanding Common Shares of Burcon from time to time. As of the date hereof, Burcon has 35,697,013 Common Shares outstanding of which 10% is 3,569,701.

During the year ended March 31, 2013, the Board amended the Amended and Restated Plan to provide optionees with an alternative method to exercise stock options. An optionee may elect to exercise an option using the cashless method, whereby the optionee receives the number of shares the value of which is equal to the amount by which the fair market value of the Common Shares exceeds the option exercise price. The fair market value is determined by the weighted average trading price of the Common Shares during the five trading days preceding the date of exercise.

The TSX requires that rolling plans, such as the Amended and Restated Plan, be approved by a majority of directors and by shareholders every three years. The Amended and Restated Plan was approved unanimously by directors and by a majority of shareholders on July 24, 2014 and September 10, 2014, respectively.

The principal terms of the Amended and Restated Plan are summarized as follows:

•

The aggregate number of optioned shares that may be granted under the Amended and Restated Plan, shall not exceed 10% of the Common Shares then issued and outstanding on a non-diluted basis. Any increase in the issued and outstanding Common Shares will result in an increase in the number optioned shares available under the Amended and Restated Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of options granted will make additional optioned shares available under the Amended and Restated Plan;

•	The Board is responsible for the general administration of the Amended and Restated Plan and the proper execution of its provisions and its interpretation;

•

The Amended and Restated Plan contains the following limitations on option issuances unless disinterested shareholder approval is obtained: (a) insiders cannot be granted awards under the Amended and Restated Plan or any other security based compensation plan to purchase more than 10% of the listed Common Shares within any 12 month period; and (b) the aggregate number of outstanding awards granted to insiders under the Amended and Restated Plan or any other security based compensation plan may not exceed 10% of the listed Common Shares at any time. As of the date of this Management Proxy Circular the Corporation has no other security based compensation plans.

•

Other than in the case of an optionee's death, where options become exercisable by the deceased optionee's lawful personal representatives, heirs or executors, all options granted under the Amended and Restated Plan continue to be non- assignable and non-transferable, however, the Amended and Restated Plan allows for a transfer to a Service Provider's registered retirement savings plan, registered retired income fund or tax-free savings account, or the equivalent thereof, established by or for the benefit of the optionee;

•

If an optionee ceases to be a Service Provider, except in the case of death, retirement or the participant becoming totally disabled, has up to the lesser of 30 days after ceasing to be a Service Provider, and the expiration of the term applicable to such option, to exercise their options;

•

In the case of an optionee's death, any vested option held on the date of death is exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year from death and the expiration of the option's term, while in the case where a Service Provider has retired, become totally disabled or died after ceasing to be a Service Provider, outstanding options whether vested or unvested can be exercised by the optionee, or if the optionee has died by their personal representatives, until the earlier of the option's expiry date and 90 days after the date of retiring, becoming totally disabled or death after ceasing to be a Service Provider;

•

The exercise price of the options will be set by the Board at the time the options are allocated but cannot be less than the price per Burcon's common share traded on the TSX as at the closing on the last trading day before the date that the options are granted;

•

An optionee may elect to exercise an option using the cashless method, whereby the optionee receives the number of shares the value of which is equal to the amount by which the fair market value of the Common Shares exceeds the option exercise price. The fair market value is determined by the weighted average trading price of the Common Shares during the five trading days preceding the date of exercise;

•

The Board at their discretion has the power to determine the time, or times when options will be granted, vest and be exercisable and to determine when it is appropriate to accelerate when options otherwise subject to vesting may be exercised;

•

The term of an option will not exceed 10 years from the date of grant, however, if the expiry date of any vested option falls during or within nine business days of a black- out period or other trading restriction imposed by Burcon, then the option's expiry date shall be automatically extended for ten business days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed;

•

The Board has the ability to: (a) with shareholder approval by ordinary resolution make any amendment to any option commitment, option or the Amended or Restated Plan; and (b) without shareholder approval make any amendments: (i) of a clerical nature, (ii) to reflect regulatory requirements, (iii) to vesting provisions, (iv) to expiration dates as long as there is no extension past the original date of expiration, and (v) providing for a cashless exercise feature; and

•	The Amended and Restated Plan allows Burcon to satisfy its withholding obligations from any amount payable to a Service Provider that is an optionee as is required by law to be withheld or deducted upon an option exercise.

CORPORATE GOVERNANCE DISCLOSURE

Under National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") Burcon is required to disclose its corporate governance practices in its Management Proxy Circular. National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201") sets out corporate governance guidelines for public companies. The Board and management of Burcon believe that good corporate governance practices are integral to the overall success of the Corporation and to protect shareholders' interests. During the past fiscal year, Burcon continued to review, develop and implement corporate governance practices that are in line with the guidelines established in NP 58-201. Given the current stage of development of the Corporation, the Board considers that some of the guidelines in NP 58-201 are not suitable at this time and therefore, those guidelines have not been adopted.

Board of Directors

Burcon's Board currently consists of seven directors. The size of the Board and its composition are reviewed annually by the nominating and compensation committee. The Board believes that its composition reflects a good mix of individuals with varying backgrounds and experience in the fields of business, finance and science and will be conducive to facilitate a diversity of perspectives in the overall management of the Corporation. Of the seven nominees proposed for election at the Meeting, four of the directors are considered independent within the meaning of the term "independent" set out in NI 58-101 and under the applicable NASDAQ listing rules. The independent directors currently on the Board are Bradford Allen, J. Douglas Gilpin, Matthew Hall and D. Lorne Tyrrell. Allan Yap is not considered independent because he is an officer of Burcon. Rosanna Chau is the Deputy Chairman and Managing Director and Alan Chan is an Executive Director of ITC, which owns, directly or indirectly, approximately 20.61% of Burcon's issued and outstanding Common Shares. Alan Chan is the son of Dr. Charles Kwok Keung Chan, who holds approximately 50.05% of the issued and outstanding share capital of ITC. As a result, Ms. Chau and Mr. Chan are not considered to be independent. During the year, ITC, through its subsidiary Burcon Group Limited, provided secretarial and administrative services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp., as well as the rental of office space to and the use of office equipment by Burcon. Burcon Group Limited charged Burcon an aggregate of $102,735 (plus GST) for these services, office space and equipment rental for the year ended March 31, 2015.

The Corporation is a not a venture issuer pursuant to NP 58-201. The Board currently consists of seven directors, a majority of which are independent. If the seven nominees proposed for election at the Meeting are all elected, the Board will consist of a majority of independent directors. During the preceding year, independent directors actively participated in board meetings and had direct communication with management on key business issues to ensure independent supervision over management.

Directorships

The following table sets out the relationships of Burcon's directors with other reporting issuers.

Director	Reporting Issuer or the Equivalent in a Jurisdiction or a Foreign
Jurisdiction
Allan Yap	Chairman, Hanny Holdings Limited
Chairman and Chief Executive Officer, China Enterprises Limited
Executive Director and Chairman, Rosedale Hotel Holdings Limited
Executive Chairman, Hanwell Holdings Limited
Executive Chairman, Tat Seng Packaging Group Ltd.
Alternate Director to Dr. Chan Kwok Keung, Charles, Chairman and Non-
executive Director of Television Broadcasts Limited
Alan Chan	Executive Director, ITC
Executive Director, ITC Properties
Executive Director, PYI Corporation Limited
Rosanna Chau	Deputy Chairman and Managing Director, ITC
D. Lorne Tyrrell	Director, Trimel Pharmaceuticals Corporation

Independent Director Meetings

During the fiscal year, the independent directors of the Board held an in-camera session at the end of each regularly scheduled Board meeting if they deemed such session to be necessary. Three in-camera sessions were held following Board meetings during the fiscal year. Given that the committees of the Board are comprised solely of independent directors, the Board believes that committee meetings provide another suitable forum for independent directors to have open and candid discussions among them about various issues. Committee members have the discretion to conduct in-camera sessions at the end of committee meeting. The audit committee held two in-camera session and the nominating and compensation committee held one in-camera session during the fiscal year.

Lead Director

The Chairman of the Board is Allan Yap, who is also the Chief Executive Officer of the Corporation. Because Dr. Yap is not independent, Bradford Allen was appointed as lead director of the Corporation. As lead director, Mr. Allen chairs Board meetings in Dr. Yap's absence. Mr. Allen facilitates discussions among all directors during meetings and acts as liaison between the Board and management. He also works with management and receives input from directors of the Board to set the agenda for Board meetings.

Summary of Attendance of Directors

The table below sets out the attendance by the directors at meetings during the fiscal year ended March 31, 2015.

Director	Board of Directors	Audit Committee	Nominating and Compensation Committee	Corporate Governance Committee
	6 meetings	5 meetings	3 meetings	3 meetings
Allan Yap	1/6	N/A	N/A	N/A
Alan Chan	3/6	N/A	N/A	N/A
Rosanna Chau	6/6	N/A	N/A	N/A
David Lorne John Tyrrell	5/6	5/5	N/A	3/3
Matthew Hall	6/6	N/A	3/3	3/3
J. Douglas Gilpin	6/6	5/5	3/3	3/3
Bradford Allen	5/6	4/5	2/3	N/A

Board Mandate and Ethical Business Conduct

The Board is responsible for the stewardship of the Corporation and for the supervision of the management of the business and affairs of the Corporation. The Board actively participates in assessing significant decisions proposed by management. On April 14, 2010, the Board adopted a written mandate defining its responsibilities, a copy of which is attached to this Management Proxy Circular as Schedule "A".

Since October 2005, the Board has adopted a Code of Business Ethics and Conduct (the "Code"), a copy of which is attached to this Management Proxy Circular as Schedule "B". The Code was amended in February 2011, August 2011 and September 2012. All directors, officers and employees of Burcon and its subsidiary, Burcon NutraScience (MB) Corp. have read and agreed to abide by the Code and are required to confirm, on an annual basis, that they have reviewed the Code. The Board had previously delegated to the audit committee the authority to monitor compliance with the Code and report any non-compliance to the Board at quarterly intervals. In February 2011, the Board transferred that authority to the corporate governance committee. The corporate governance committee has established procedures to allow directors, officers and employees to report breaches of the Code or any illegal or unethical behaviour anonymously to the chair of the corporate governance committee. Shareholders may obtain a copy of the Code by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.

In December 2011, the Board implemented a whistleblower reporting program. Under the program, Burcon established a confidential and anonymous procedure for reporting claims of unethical and illegal behaviour or concerns regarding questionable accounting and audit matters. Burcon engaged a third party to receive the reports and direct them to the chair of the audit committee of the Board. The whistleblower reporting program is tested by management every quarter. To date, no reports of unethical or illegal behaviour or concerns have been received by the Corporation under this program.

Position Descriptions

In February 2013, the Board adopted written position descriptions for the Chairman of the Board and the chair of each committee. The Board believes that having position descriptions in place will further assist the respective chairs in fulfilling their duties.

The Board has not developed a position description for Allan Yap, the Chief Executive Officer of Burcon. Dr. Yap is responsible for the overall strategic management of Burcon. Under the direction of Dr. Yap, the duties relating to Burcon's day-to-day operations have been delegated to Johann F. Tergesen. Mr. Tergesen's duties as the Corporation's President and Chief Operating Officer are outlined in his employment agreement with Burcon dated June 21, 2011. See "Employment and Consulting Contracts with Named Executive Officers". Dr. Yap and Mr. Tergesen are charged with fulfilling the Corporation's objectives. The Board believes that they are sufficiently skilled through their business experience to manage and provide direction to Burcon's management to achieve these objectives.

Orientation and Continuing Education

New directors of Burcon are provided with orientation materials containing information on Burcon's business, technology, financial information and the roles and responsibilities of directors. Directors are also updated on new developments in the business by management presentations at Board meetings and through regular management reports in between Board meetings. Finally, directors are regularly informed about changes in legal or regulatory requirements applicable to the Corporation.

Each committee of the Board has, with the input of committee members, developed and implemented a charter. Committee members are guided by its charter when fulfilling their roles. Committee members are also updated by management on legal or regulatory requirements specific to the committee's area of focus. The Corporation's auditors and outside consultants also provide committee members with updates on emerging accounting, auditing, compensation and regulatory developments.

Nomination of Directors and Compensation

Burcon has a nominating and compensation committee comprised of Bradford Allen, J. Douglas Gilpin and Matthew Hall. All of the directors of the nominating and compensation committee are independent. Mr. Hall is the chair of the nominating and compensation committee. The nominating and compensation committee has adopted a written charter to assist committee members in fulfilling their roles. The duties and responsibilities of the nominating and compensation committee are:

•	Determine remuneration and other benefits of the Corporation's directors, executive officers and consultants and performance bonuses and long term incentives for the Corporation's employees;

•	Recommend Board nominees by seeking out and recommending to the board of directors the nominees for appointment, election or re-election; and

•	As required, the committee will review and approve succession plans for directors, executive officers of the Corporation, and, as deemed necessary by the committee, any other officers or employees of the Corporation.

All members of the Board are encouraged to recommend individuals they believe are suitable to serve on the Board of the Corporation. When reviewing the suitability of prospective director nominees for Burcon’s Board, the nominating and compensation committee will review the candidate’s education, background and any business experience that may be relevant for Burcon.

During fiscal year 2012, directors of the nominating and compensation committee began the process of reviewing the executive compensation program. During the process, the nominating and compensation committee developed a compensation and performance management review program for executive officers and employees. The program was finalized in fiscal year 2013 and the Board adopted and implemented the compensation and performance management review program in February 2013. Although the nominating and compensation committee began the process of reviewing the director compensation program during fiscal 2012, no new director compensation program has been implemented given the current pre-revenue stage of development of the Corporation. The annual retainer and meeting fees for directors remained unchanged during the year ended March 31, 2015. Each non-management director is paid an annual retainer of $7,500 and a fee of $750 per meeting for attendance at each Board or committee meeting. The non-management director annual retainer and per meeting fee has remained the same since 2004. For more information, refer to the section "Statement of Executive Compensation".

Corporate Governance Committee

Burcon has a corporate governance committee comprised of J. Douglas Gilpin, Matthew Hall and Lorne Tyrrell. All of the directors of the corporate governance committee are independent. Dr. Tyrrell is the chair of the corporate governance committee. The corporate governance committee has adopted a written charter to assist committee members in fulfilling their roles. The corporate governance committee is responsible for all matters relating to the governance of the Corporation and for reporting and making recommendations to the board of directors regarding such matters.

Assessment

The Board meets at least once per quarter to assess the developments of Burcon's business and management recommendations. During fiscal year 2013, the members of the nominating and compensation committee and the corporate governance committee worked together to develop a formal process for assessing the Board. Following the end of the fiscal year 2013, the first formal board effectiveness assessment questionnaire was completed by each director on the Board. The results of the assessment were reviewed by the corporate governance committee and the committee reported its findings to the Board. After this process was completed, the Board decided to continue with this self-assessment process on a biennial basis going forward. In February 2015, a self-assessment was conducted by the Board as well as for each committee of the Board. The results of the self-assessments were reviewed by both the nominating and compensation committee and the corporate governance committee and reported to the Board. It is expected that the next self-assessment will take place in 2017.

Director Term Limits and Gender Diversity

The corporate governance committee of the Board reviewed the recent amendments to NI 58-101 which require TSX-listed companies to disclose their practices relating to representation of women on boards of directors and in executive officer positions and on mechanisms of board renewal. After its review, the corporate governance committee did not view that the Board needed to develop policies regarding gender diversity or board renewal given the current stage of development of Burcon. The Board accepted this recommendation. The Board believes that at this stage, the Board is adequately populated with directors of varying skills and experience that are sufficient to manage the affairs of the Corporation. Therefore, the Board does not believe in limiting the skills available to the Corporation by imposing a term limit for the directors. The Board believes that it will be appropriate to review this practice when the Corporation evolves into the revenue-generating phase.

Although the Corporation does not have a policy with regard to gender diversity, the Board believes that female participation currently on the Board and at the senior management level is suitable for the size and complexity of issues facing Burcon. One of seven of the directors on the Board is female, representing about 14% of the members. Two of six senior officers of the Corporation are female, representing 33% of senior management. The Corporation does not have a target regarding women on the board or in executive positions. The nominating and compensation committee believes that although gender diversity is important, the committee also believes that the at Burcon’s current stage of development, Burcon should also look at factors such as skills, experience, qualifications and character when assessing whether a potential candidate is suitable for the Board as well as senior management positions.

Objectives for the year ending March 31, 2016

The Board believes that it has continued to make good progress during the fiscal year to further improve its corporate governance practices to meet the guidelines set out in NP 58-201. As previously noted, Burcon believes that some of the guidelines may not be suitable for the Corporation given its current stage of development. The Board will continue to review the guidelines and address additional ways in which the Corporation can further improve its corporate governance practices.

AUDIT COMMITTEE AND DISCLOSURE UNDER
NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its Management Proxy Circular certain information concerning the composition of its audit committee and its auditor. The required disclosure can be found on pages 70-72 of Burcon’s Annual Information Form (“AIF”) dated June 23, 2015. The audit committee charter is set out in Schedule “A” of the AIF. A copy of the AIF can be found on the SEDAR website at www.sedar.com. Shareholders may obtain a copy of the AIF by written request to Burcon at 1946 West Broadway, Vancouver British Columbia, V6J 1Z2, Attn: Corporate Secretary.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Nominating and Compensation Committee

Burcon has a nominating and compensation committee comprised of the following directors: Bradford Allen, Matthew Hall and J. Douglas Gilpin. See "Biographies of Directors". All of the directors on the nominating and compensation committee are independent. The Board believes that the members of the nominating and compensation committee are sufficiently skilled to perform their duties.

Mr. Hall is the chair of the nominating and compensation committee. During his 31 year employment as a senior executive at a major food company, Mr. Hall was involved with remuneration and compensation for senior executives in all functions and levels throughout the company. His experience includes managing base pay levels, long and short term incentives and developing and executing performance management and succession planning processes in Canada, Switzerland and the United Kingdom. Mr. Hall is also Chair of the compensation committee of Agrifoods International Co-operative.

Mr. Gilpin has served on the compensation committees of two publicly traded companies in Canada. In addition, as chair of the audit committee of one of these companies, he was responsible for risk assessment relating to such audit committee's oversight role in the development of a stock option plan and other share plans as well as alignment with the short and long term performance and evaluation plan. Mr. Gilpin has also completed various compensation-related courses, including the Principles of Executive Compensation and Performance Measurements module of the Independent Corporate Director's Education Program.

Mr. Allen has over 33 years of experience in the investment, banking and securities industries. He has advised companies in various sectors and has gained experience in the area of compensation practices and policies through his work with these companies.

The Board believes that Burcon's nominating and compensation committee members possess the educational and practical experience to enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices, including experience in the following areas:

•	General management skills in working with senior executives and developing performance management processes
•	Evaluating, hiring and placing senior executives
•	Knowledge of compensation and incentive programs
•	Knowledge of share equity compensation plans and the risks associated with using this type of compensation
•	Working with succession planning tools and processes

•	Assessing risks associated with compensation plans

The purpose of the nominating and compensation committee is to carry out the Board's overall responsibility to review and approve the Corporation's employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation.

The nominating and compensation committee makes recommendations to the Board with respect to executive compensation.

Fiscal Year 2015 Highlights

            During fiscal year 2015, Burcon achieved key business goals and objectives, including:

•           Completed an over-subscribed rights offering in April 2014 for $5.25 million, with net proceeds of $5.0 million.

•           Received a patent grant from the U.S. Patent and Trademark Office for CLARISOY™’s first composition of matter patent. This composition of matter patent provides protection over the commercially valuable attributes of CLARISOY™, which include, amongst others, its unique solubility and transparency in solution, and absence of taste or smell.

•           Advanced discussions with a select group of multi-national food ingredient providers for a royalty or a joint operations agreement of Peazazz®.

•           Burcon’s Winnipeg Technical Centre undertook Peazazz® applications work and sample production throughout the year in response to requests from and in support of analytical work conducted by these potential commercialization partners.

•           Burcon’s exclusive manufacturing and marketing partner for CLARISOY™, Archer Daniels Midland Company (ADM), facilitated CLARISOY™ development activities in the global food and beverage market while operating the world’s first CLARISOY™ semi-works plant to produce samples of the CLARISOY™ soy protein line for market development purposes.

•           Burcon completed a private placement with a respected group of U.S.-based investors for U.S. $1.65 million.

•           Received five U.S. patent grants and an additional two U.S. patent grants subsequent to the end of the fiscal year. As the date of this Management Proxy Circular, the company’s patent portfolio consists of 188 issued patents in various countries, including 60 in the U.S., as well as more than 375 active patent applications, including 57 additional U.S. patent applications.

Compensation Program

Historically, the Corporation did not have a formal compensation program given the size and number of employees of the Corporation. The Corporation's compensation program is intended to attract, retain and motivate highly qualified executive officers, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation's shareholders. The Corporation's compensation program is designed to compensate the Named Executive Officers for their contributions to the Corporation and is based, to a large extent, on the achievement of goals set by the Corporation. The Corporation's Board strives to be competitive with the overall market for compensation.

During the year ended March 31, 2012, the Corporation's Nominating and Compensation Committee (the "Committee") reviewed the Corporation's compensation practices with the goal of developing a formal compensation and performance management review program for executive officers and employees. The Committee's goal was to develop a compensation program to compensate employees based on certain general performance management criteria.

In January 2012, the Corporation engaged York HR Solutions Inc. ("York Solutions") of Maple Ridge, British Columbia, to develop a formal compensation and performance management program for the Corporation (the "Program"). York Solutions' mandate was to work with the Committee to:

•	develop and document the compensation philosophy and strategy;
•	design a compensation structure;
•	develop performance measures and standards;
•	develop a set of core competencies consisting of behaviours that employees should possess in the performance of goals;
•	develop feedback methods, processes and documentation;
•	develop and document a bonus plan clearly linked to corporate objectives;
•	develop a communication plan for rollout of the Program; and
•	assist with implementation and training of employees and managers.

The Committee worked with York Solutions to finalize the Program during fiscal year 2013. In February 2013, the Program was formally approved by the Board. Going forward, the Corporation expects to implement and follow the guidelines set out in the Program for determining compensation for executives and employees of Burcon.

Components of Executive Compensation

The Corporation's Program is comprised of a combination of base salary, incentive stock options and bonuses.

Given the Corporation's stage of development, the Board has deferred the implementation of the bonus component of the Program until the Corporation has reached positive cash flows. The Board believes that the two elements of base salary and incentive stock options as compensation are appropriate to compensate the Corporation's executives in light of the Corporation's current stage of development. The Board reviews these elements individually and comprehensively to ensure alignment with the Corporation's strategic goals and objectives and the Corporation's overall compensation objectives. In the process of developing the components, the Board has, through the nominating and compensation committee, considered the implications of risks associated with its compensation policies. The Board believes that the risks are mitigated to a certain degree given the approach it has taken in the past on executive compensation. With respect to the salary component of the executive compensation, the Board has strived to be competitive in order to attract, retain and motivate executives. Options granted to employees under the incentive stock option plan generally do not vest immediately upon grant but vest over a three year period. The Board believes that using a vesting schedule encourages employee loyalty, aligns employee and company interests and reduces certain risks that may be associated with granting stock options that vest immediately upon grant.

The Corporation does not have a specific policy with respect to NEOs (as defined below) and directors purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities of the Corporation.

Base Salary

Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer, Johann F. Tergesen, President and Chief Operating Officer, Randy Willardsen, Senior Vice President, Process and Dorothy K.T. Law, Senior Vice President, Legal and Corporate Secretary are the "Named Executive Officers" ("NEO") of Burcon.

The primary element of the Corporation's compensation program is base salary. The Corporation's view is that a competitive base salary is a necessary element for attracting and retaining qualified executive officers.

Mr. Yap voluntarily opted to not receive cash compensation from the Corporation. He is compensated only in the form of stock options. During the year ended March 31, 2011, the Committee negotiated with each of Mr. Tergesen, Ms. Cheng and Ms. Law to determine their salaries. Following the negotiations, formal employment agreements were entered into with these individuals in June 2011 and March 2011, respectively. Mr. Willardsen is a consultant to Burcon and has a consulting agreement with Burcon (entered into in 2007 and most recently amended in 2011). He is paid a fixed monthly consulting fee. See "Employment and Consulting Contracts with Named Executive Officers".

The amount payable to an NEO as base salary (other than to Mr. Willardsen) is determined primarily by the number of years of experience of the NEO, as well as negotiations with the NEO, and recommendations of the Committee based on its view of general market conditions. As noted above, the Committee engaged York Solutions in 2012 to develop the Program. As part of its engagement, York Solutions conducted a salary survey based on overall market data (rather than company specific data) derived from a number of published surveys, including:

•	Stats Canada
•	Economic Research Institute
•	Robert Half
•	PayScale
•	Canadian Institute of Chartered Accountants Compensation Survey 2011
•	Canadian Lawyer Compensation Survey 2011

 The findings supported the salaries being paid to Ms. Cheng and Ms. Law. As discussed above, Mr. Tergesen’s salary was determined through negotiation with the Committee. Mr. Willardsen’s consulting fee was also determined through negotiation with the Corporation. In an effort to conserve cash, the Committee has not recommended the adjustment of salaries or consulting fees of Mr. Tergesen, Ms. Cheng, Mr. Willardsen and Ms. Law since 2011.

Incentive Stock Options

The second element of the Corporation's compensation program is incentive stock options. At the Corporation' annual and special meeting held on September 19, 2001, the shareholders approved the terms of the Plan under which directors, officers, employees and consultants of the Corporation may be granted options to acquire Common Shares of the Corporation. The Plan was amended in 2003, 2004, 2007 and 2009 to, among other amendments, increase the number of Common Shares issuable under the Plan. In 2011, the Corporation's shareholders approved an amendment to the Plan to convert it from a fixed plan to a rolling plan. The Amended and Restated Plan was further amended during the year ended March 31, 2013 to provide for a cashless exercise method. For further details on the Amended and Restated Plan see "Securities Authorized for Issuance Under Equity Compensation Plans".

The options granted to executive officers and other employees are granted by the Board, based on the recommendations of the Committee. The Board reviews the Committee's recommendations regarding grants of options based on contributions and performance during the year. In determining option grants, the Board also takes into account previous grants to the grantees and attempts to compensate for any deficiencies in the cash component in the NEO's salary vis-a-vis competitive market rates. The Program developed by York Solutions also contains an allocation formula for determining stock option grants based on the cash salary of the individual. Although the formula contemplates the value of the option grant to be approximately 33% of the individual’s annualized salary, the Board has the discretion to adjust the amount allocated under this formula based on the individual's seniority, level of management within the Corporation and the Corporation's overriding goal of retaining key talent within Burcon. During the year ended March 31, 2015, the Committee recommended to the Board the grant of options based on the formula set out in the Program and consideration of the discretionary factors such as previous option grants that are out-of-the money and the lack of salary adjustments for certain employees for a number of years.

Performance Graph

The following graph shows the total cumulative return over five years for a shareholder of Burcon on an investment of $100 compared to the S&P/TSX Composite Total Return Index.

	2010	2011	2012	2013	2014	2015
Burcon NutraScience	100.00	103.69	67.12	32.14	43.10	31.61
S&P/TSX Composite	100.00	117.27	102.94	105.92	119.09	123.81

Burcon's share price rose 3.69% from 2010-2011 but saw a decline until 2013 before recovering slightly in 2014. From 2011-2012, both of Burcon's share price and the S&P/TSX composite index declined, with the former declining at a greater rate of 35% versus the composite declining at 12%. From 2012 onwards, Burcon’s share price continued to decline while the S&P/TSX composite climbed 2.89% in 2013 and 12.43% in 2014. Burcon's shares saw a rebound of 34.10% increase in 2014 compared to the 12.43% gain of the S&P/TSX composite index. In 2015, Burcon shares declined by 26%, while the S&P/TSX composite rose by 4%.

The trend shown in the above graph does not necessarily correspond to the Corporation's compensation to its Named Executive Officers for the period ended March 31, 2015 or for any prior fiscal periods. The trading price of the Corporation's Common Shares is subject to fluctuation based on several factors, many of which are outside the control of Burcon. These include market perception of the Corporation's ability to achieve business goals, trading volume in the Corporation's Common Shares, changes in general conditions in the economy and the financial markets or other general developments in the animal or plant protein industry that affect the Corporation or its competitors. In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon's shareholders are aligned.

Compensation of Executive Officers

Summary Compensation Table

Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer, Johann F. Tergesen, President and Chief Operating Officer, Randy Willardsen, Senior Vice President, Process and Dorothy K.T. Law, Senior Vice President, Legal are the "Named Executive Officers" of Burcon for the purposes of the following disclosure, which is required for all reporting issuers, as set out in securities legislation. The following table provides a summary of the total compensation paid to the Named Executive Officers during Burcon's three most recently completed financial years ended March 31, 2015, March 31, 2014 and March 31, 2013.

SUMMARY COMPENSATION TABLE
Name and	Year	Salary	Share-	Option-	Non-equity incentive		Pension	All	Total
Principal		($)	based	based	plan compensation		value	other	compen-
Position			awards	awards				compen	sation
			($)	($)	($)		($)	-sation	($)
								($)
					Annual	Long
					incentive	term
					plans	incentive
						plans
Allan Yap	2015	Nil	Nil	33,628(1)	Nil	Nil	Nil	Nil	33,628
Chief	2014	Nil	Nil	29,527(1)	Nil	Nil	Nil	Nil	29,527
Executive	2013	Nil	Nil	53,472(1)	Nil	Nil	Nil	Nil	53,472
Officer and
Chairman of
the Board

Jade Cheng	2015	165,000	Nil	85,450(1)	Nil	Nil	Nil	Nil	250,450
Chief	2014	165,000	Nil	50,444(1)	Nil	Nil	Nil	Nil	215,444
Financial	2013	165,000	Nil	46,190(1)	Nil	Nil	Nil	Nil	211,190
Officer

Johann F.	2015	275,000	Nil	106,812(1)	Nil	Nil	Nil	Nil	381,812
Tergesen	2014	275,000	Nil	63,056(1)	Nil	Nil	Nil	Nil	338,056
President	2013	275,000	Nil	61,587(1)	Nil	Nil	Nil	Nil	336,587
and Chief
Operating
Officer

Randy	2015	111,472(2)	Nil	106,812(1)	Nil	Nil	Nil	Nil	218,284
Willardsen,	2014	103,116(2)	Nil	63,056(1)	Nil	Nil	Nil	Nil	166,172
Senior Vice	2013	97,434(2)	Nil	46,190(1)	Nil	Nil	Nil	Nil	143,624
President,
Process

SUMMARY COMPENSATION TABLE
Name and	Year	Salary	Share-	Option-	Non-equity incentive		Pension	All	Total
Principal		($)	based	based	plan compensation		value	other	compen-
Position			awards	awards				compen	sation
			($)	($)	($)		($)	-sation	($)
($)
					Annual	Long
					incentive	term
					plans	incentive
plans
Dorothy K.T.	2015	121,000	Nil	85,450(1)	Nil	Nil	Nil	Nil	206,450
Law	2014	121,000	Nil	50,444(1)	Nil	Nil	Nil	Nil	171,444
Senior Vice	2013	121,000	Nil	46,190(1)	Nil	Nil	Nil	Nil	167,190
President,
Legal and
Corporate
Secretary

Notes:
(1)	In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions	2015	2014	2013
Risk-free interest rate:	1.78%	2.25%	1.60%
Dividend rate:	0%	0%	0%
Expected forfeitures:	10.18%	10.68%	11.01%
Expected volatility in the market price of shares:	52.10%	51.26%	58.37%
Expected life:	7.6 years	8 years	8 years
Fair value per option:	$1.59	$1.42	$2.57

(2)

Mr. Willardsen is paid US$8,000 per month as a consulting fee. The amounts reported from 2013 to 2015 are different due to fluctuations in the Canadian/US dollar exchange rate during the relevant periods.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on March 31, 2015.

	Option-based Awards				Share Based Awards

Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration	unexercised	shares or	payout value
	underlying	Price	Date	in-the-	units of	of share-
	unexercised	($)	mm/dd/yyyy	money	shares that	based
	options			options(1)	have not	awards that
	(#)			($)	vested	have not
					(#)	vested
						($)
Allan Yap	160,000	9.60	12/17/2019(2)	0	Nil	Nil
Chief Executive	20,000	4.16	10/29/2022(3)	0
Officer and	20,000	2.48	12/04/2023(4)	10,400
Chairman of the	20,000	2.86	11/10/2024(5)	2,800
Board

	Option-based Awards				Share Based Awards

Jade Cheng	110,000	9.60	12/17/2019(2)	0	Nil	Nil
Chief Financial	18,000	4.16	10/29/2022(6)	0
Officer	35,482	2.48	12/04/2023(7)	18,451
	53,761	2.86	11/10/2024(8)	7,527
Johann F. Tergesen	125,000	9.60	12/17/2019(2)	0	Nil	Nil
President and Chief	24,000	4.16	10/29/2022(6)	0
Operating Officer	44,353	2.48	12/04/2023(7)	23,064
	67,201	2.86	11/10/2024(8)	9,408
Randy Willardsen,	110,000	9.60	12/17/2019(2)	0	Nil	Nil
Senior Vice	18,000	4.16	10/29/2022(6)	0
President, Process	44,353	2.48	12/04/2023(7)	23,064
	67,201	2.86	11/10/2024(8)	9,408
Dorothy K. T. Law	110,000	9.60	12/17/2019(2)	0	Nil	Nil
Senior Vice	18,000	4.16	10/29/2022(6)	0
President, Legal	35,482	2.48	12/04/2023(7)	18,451
and Corporate	53,761	2.86	11/10/2024(8)	7,527
Secretary

Notes:
(1)	Based on the March 31, 2015 closing price of $3.00 per share on the TSX.
(2)	These options vested as to 1/3 on each of August 17, 2010, April 17, 2011 and December 17, 2011.
(3)	These options vested as to their entirety on October 29, 2012.
(4)	These options vested as to their entirety on December 4, 2013.
(5)	These options vested as to their entirety on November 10, 2014.
(6)	These options vested as to 1/3 on each of October 29, 2013 and October 29, 2014, respectively and will vest as to 1/3 on October 29, 2015.
(7)	These options vested as to 1/3 on December 4, 2014 and will vest as to 1/3 on each of December 4, 2015 and December 4, 2016, respectively.
(8)	These options will vest as to 1/3 on each of November 10, 2015, November 10, 2016 and November 10, 2017, respectively.

Value Vested or Earned during Fiscal Year Ended March 31, 2015

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2015.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Allan Yap	1,200(2)	Nil	Nil
Jade Cheng	2,602(3)	Nil	Nil
Johann F. Tergesen	3,252(3)	Nil	Nil
Randy Willardsen	3,252(3)	Nil	Nil
Dorothy K.T. Law	2,602(3)	Nil	Nil
Notes:
(1)	See the “Outstanding Option Based and Share Based Awards” table for NEOs (above) for more information on the options awarded to NEOs.
(2)	Based on the November 10, 2014 closing price of $2.92 per share on the TSX.
(3)	Based on the December 4, 2014 closing price of $2.70 per share on the TSX.

Employment and Consulting Contracts with Named Executive Officers

There is no employment contract between Burcon or its subsidiary and Allan Yap. There is no compensatory plan or arrangement with respect to Dr. Yap resulting from the resignation, retirement or any other termination of employment of Dr. Yap, from a change of control of Burcon or its subsidiary, or from a change of his responsibilities following a change of control.

Burcon has entered into employment agreements with the following Named Executive Officers below:

Johann F. Tergesen

Mr. Tergesen is the Corporation's President and Chief Operating Officer and has been an employee of Burcon since September 1, 2001. However, no written employment agreement had been entered into between Burcon and Mr. Tergesen until June 21, 2011 when the Corporation entered into a written employment agreement with Mr. Tergesen to formalize the terms of his employment. Under the terms of Mr. Tergesen's employment agreement, Mr. Tergesen is entitled to an annual base salary, and, at the discretion of Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Mr. Tergesen's employment agreement commenced on June 21, 2011, the Board agreed to apply Mr. Tergesen's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Mr. Tergesen. The retroactive salary amount paid for the period from May 1, 2010 to March 31, 2011 totalled to $73,333. Total compensation paid to Mr. Tergesen during fiscal 2015, 2014 and 2013 is disclosed in the Summary Compensation Table.

Mr. Tergesen's employment agreement has an indefinite term and may be terminated by Mr. Tergesen at any time by providing two months' notice in writing to the Corporation. In the event that the Corporation terminates Mr. Tergesen's employment without cause, Mr. Tergesen is entitled to payment of salary and any amounts owing to him under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of his employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Mr. Tergesen obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Mr. Tergesen shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and he will be permitted to exercise any options he may hold during that time period.

Mr. Tergesen’s employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of his employment for any reason.

In the event of a change of control, Mr. Tergesen may elect to terminate his employment agreement. If he does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month's salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 months' salary. Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event". If an Accelerated Vesting Event occurs and TSX approval is obtained, Mr. Tergesen will be entitled to exercise each option held by him at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Mr. Tergesen worked for Burcon.

Jade Cheng

Ms. Cheng entered into an employment agreement with the Corporation on March 1, 2011. Prior thereto, Ms. Cheng had been providing her services as the Corporation's Chief Financial Officer pursuant to the management services agreement between the Corporation and Burcon Group Limited. See "Management Contracts". The terms of Ms. Cheng's employment agreement are similar to those of Mr. Tergesen's agreement. Under the terms of Ms. Cheng's employment agreement, Ms. Cheng is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Cheng's employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Cheng's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Cheng. The retroactive salary component of $52,500 was paid to Ms. Cheng in March, 2011. Total compensation paid to Ms. Cheng during fiscal 2015, 2014 and 2013 is disclosed in the Summary Compensation Table.

Ms. Cheng's employment agreement has an indefinite term and may be terminated by Ms. Cheng at any time by providing two months' notice in writing to the Corporation. In the event that the Corporation terminates Ms. Cheng's employment without cause, Ms. Cheng is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Cheng obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Ms. Cheng shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

Ms. Cheng’s employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of her employment for any reason.

In the event of a change of control, Ms. Cheng may elect to terminate her employment agreement. If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month's salary. Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event". If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Cheng will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Cheng worked for Burcon.

Dorothy K.T. Law

Ms. Law entered into an employment agreement with the Corporation on March 1, 2011. Prior thereto, Ms. Law had been providing her services as the Corporation's Senior Vice President, Legal and Corporate Secretary pursuant to the management services agreement between the Corporation and Burcon Group Limited. See "Management Contracts". The terms of Ms. Law's employment agreement are similar to those of Mr. Tergesen's and Ms. Cheng's agreements. Under the terms of Ms. Law's employment agreement, Ms. Law is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Law's employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Law's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Law. The retroactive salary component of $40,917 was paid to Ms. Law in March, 2011. Total compensation paid to Ms. Law during fiscal 2015, 2014 and 2013 is disclosed in the Summary Compensation Table.

Ms. Law's employment agreement has an indefinite term and may be terminated by Ms. Law at any time by providing two months' notice in writing to the Corporation. In the event that the Corporation terminates Ms. Law's employment without cause, Ms. Law is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Law obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Ms. Law shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

Ms. Law’s employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of her employment for any reason.

In the event of a change of control, Ms. Law may elect to terminate her employment agreement. If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month's salary. Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event". If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Law will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Law worked for Burcon.

Randy Willardsen

Mr. Randy Willardsen is a consultant of Burcon. The following is a summary of the terms of his consulting contract with the Corporation.

Mr. Willardsen was initially engaged as a consultant of Burcon in April 1999 to evaluate the commercial viability of the canola protein extraction and purification process (the “Process”) of B.M.W. Canola Inc. (“BMW”). Burcon acquired BMW in October 1999 and changed BMW’s name to Burcon NutraScience (MB) Corp. By an agreement dated November 30, 2001, Burcon engaged Mr. Willardsen as a consultant to assist with the commercialization of the Process. He was appointed as Senior Vice President, Process of the Corporation on November 30, 2001. Mr. Willardsen and the Corporation entered into a new Management Consulting Agreement (the “Consulting Agreement”) on December 19, 2007, which was amended on December 15, 2008 and May 4, 2011.

The Consulting Agreement had an initial term of 18 months, but automatically renews for successive one year periods unless either the Consultant or the Corporation terminates the Consulting Agreement 30 days prior to the end of the term. The initial fee paid to Mr. Willardsen was US$6,500 per month. In May 2011, the fee was increased to US$8,000 per month. Mr. Willardsen will devote up to 20 hours per week to perform the services set out under the Consulting Agreement.

The Consulting Agreement may be terminated by either party to the agreement with written notice to the other party of not less than 30 days. The Consulting Agreement does not provide for payment in the event of a change of control.

Estimated Termination Payments

The table below reflects amounts payable to the Named Executive Officers, assuming their employment was terminated on March 31, 2015 either without cause or upon change of control of the Corporation.

Name	Termination Other than for Cause	Continued Benefits	Termination Upon Change of Control
Allan Yap	Nil	Nil	Nil
Jade Cheng	302,500	8,987	302,500
Johann F. Tergesen	481,250	8,579	481,250
Randy Willardsen	10,133	Nil	Nil
Dorothy K. T. Law	221,833	8,987	221,833

Compensation of Directors

Director Compensation

Burcon does not have a formal compensation program for its directors. Each non-management director of Burcon is paid an annual retainer of $7,500 ("Annual Retainer") and $750 for attendance at each committee or Board meeting. The non-management director annual retainer and per meeting fee has remained the same since 2004. For the financial year ended March 31, 2015, Burcon paid $45,000 in Annual Retainer fees and an aggregate of $51,000 to non-management directors for attendance at committee and Board meetings during the year. During the year ended March 31, 2015, the non-management directors of Burcon included Bradford Allen, Alan Chan, Rosanna Chau, J. Douglas Gilpin, Matthew Hall and David Lorne John Tyrrell.

In January 2012, the Corporation engaged Koenig & Associates Inc. ("Koenig") of Saskatoon, Saskatchewan, to conduct a board remuneration survey for Burcon. The objective of conducting the Board remuneration survey for Burcon was to determine whether the Board members are fairly compensated. The review was also conducted to determine the degree of comparability of the Board to the board structure of similar organizations. Although Koenig has completed its survey, the nominating and compensation committee deferred its review of director compensation during fiscal year 2015.

Director Compensation Table

During the most recently completed fiscal year ended March 31, 2015, each non-management director of Burcon received total compensation for services provided to Burcon in his or her capacity as director as follows:

Name	Fees earned(1)(2) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Bradford Allen	15,750	Nil	33,628(3)	Nil	Nil	Nil	49,378
Alan Chan	9,750	Nil	33,628(3)	Nil	Nil	Nil	43,378
Rosanna Chau	12,750	Nil	33,628(3)	Nil	Nil	Nil	46,378
J. Douglas Gilpin	21,750	Nil	33,628(3)	Nil	Nil	Nil	55,378
Matthew Hall	18,000	Nil	33,628(3)	Nil	Nil	Nil	51,628
David Lorne John Tyrrell	18,000	Nil	33,628(3)	Nil	Nil	Nil	51,628
Notes:
(1)	Each non-management director is paid a fee of $750 per meeting for attendance at each Board or committee meeting.
(2)	Each non-management director is paid an annual retainer of $7,500. See "Director Compensation" above.
(3)	In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions (weighted average)	2015
Risk-free interest rate:	1.88%
Dividend rate:	0%
Expected forfeitures:	10.18%
Expected volatility in the market price of shares:	52.11%
Expected life:	8.5 years
Fair value per option:	$1.68

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director, all of the option-based and share-based grants and awards outstanding on March 31, 2015.

	Option-based Awards				Share Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration Date	unexercised	shares or	payout
	underlying	Price	mm/dd/yyyy	in-the-	units of	value of
	unexercised	($)		money	shares that	share-based
	options			options(1)	have not	awards that
	(#)			($)	vested	have not
					(#)	vested
($)
Bradford	60,000	4.16	10/29/2022(2)	0	N/A	N/A
Allen	20,000	2.48	12/04/2023(3)	10,400
	20,000	2.86	11/10/2024(4)	2,800

	Option-based Awards				Share Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration Date	unexercised	shares or	payout
	underlying	Price	mm/dd/yyyy	in-the-	units of	value of
	unexercised	($)		money	shares that	share-based
	options			options(1)	have not	awards that
	(#)			($)	vested	have not
					(#)	vested
						($)
Alan Chan	40,000	8.65	04/20/2020(5)	0	N/A	N/A
	25,000	8.65	04/20/2020(6)	0
	20,000	8.05	11/16/2021(7)	0
	20,000	4.16	10/29/2022(2)	0
	20,000	2.48	12/04/2023(3)	10,400
	20,000	2.86	11/10/2024(4)	2,800
Rosanna	20,000	9.60	12/17/2019(8)	0	N/A	N/A
Chau	20,000	8.05	11/16/2021(7)	0
	20,000	4.16	10/29/2022(2)	0
	20,000	2.48	12/04/2023(3)	10,400
	20,000	2.86	11/10/2024(4)	2,800
J. Douglas	40,000	6.78	09/22/2021(9)	0	N/A	N/A
Gilpin	20,000	4.16	10/29/2022(2)	0
	20,000	2.48	12/04/2023(3)	10,400
	20,000	2.86	11/10/2024(4)	2,800
Matthew Hall	60,000	6.78	09/22/2021(9)	0	N/A	N/A
	20,000	4.16	10/29/2022(2)	0
	20,000	2.48	12/04/2023(3)	10,400
	20,000	2.86	11/10/2024(4)	2,800
David Lorne	40,000	9.60	12/17/2019(8)	0	N/A	N/A
John Tyrrell	20,000	8.05	11/16/2021(7)	0
	20,000	4.16	10/29/2022(2)	0
	20,000	2.48	12/04/2023(3)	10,400
	20,000	2.86	11/10/2024(4)	2,800

Notes:
(1)	Based on the March 31, 2015 closing price of $3.00 per share on the TSX.
(2)	These options all vested on October 29, 2012.
(3)	These options all vested on December 4, 2013.
(4)	These options all vested on November 10, 2014.
(5)	These options all vested on April 20, 2010.
(6)	These options vested as to 1/3 on April 20, 2011, April 20, 2012 and April 20, 2013, respectively.
(7)	These options all vested on November 16, 2011.
(8)	These options all vested on December 17, 2009.
(9)	These options all vested on September 22, 2011.

Value Vested or Earned during Fiscal Year Ended March 31, 2015

The following table sets forth, for each non-management director, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2015.

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bradford Allen	1,200	N/A	N/A
Alan Chan	1,200	N/A	N/A
Rosanna Chau	1,200	N/A	N/A
J. Douglas Gilpin	1,200	N/A	N/A
Matthew Hall	1,200	N/A	N/A
David Lorne John Tyrrell	1,200	N/A	N/A
Note:
(1)	See the “Outstanding Option Based and Share Based Awards” table for directors (above) for more information on the options awarded to directors.
(2)	Based on the November 2014 closing price of $2.92 per share on the TSX.

Executive Compensation-Related Fees

No fees were billed by any consultant or advisors for services related to determining compensation for the Corporation's directors and executive officers and employees for the two years ended March 31, 2015 and March 31, 2014. No compensation consultants or advisors have been engaged since the Corporation’s most recently completed financial year to assist the Board or the Committee in determining compensation for any of the Corporation’s directors or officers.

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of Burcon or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Burcon or its subsidiaries, or to another entity where any indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Burcon or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than as set forth in this Management Proxy Circular, no person who has been a director or executive officer of Burcon at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of Burcon, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interest of Informed Persons in Material Transactions

To the knowledge of Burcon's management, no insider or nominee for election as a director of Burcon, or any associate or affiliate of any such persons, had any interest in any material transaction during the year ended March 31, 2015, or has any interest in any proposed transaction that has materially affected or would materially affect Burcon or any of its subsidiaries.

Management Contracts

Burcon has a management services agreement with Burcon Group Limited at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 pursuant to which Burcon Group Limited provides secretarial and administrative services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. The Corporation and Burcon Group Limited have also entered into a commercial lease and an equipment lease pursuant to which office space and the use of office equipment, respectively, are leased to Burcon by Burcon Group Limited. Burcon Group Limited charged Burcon $102,735 for these services, office space and equipment rental for the year ended March 31, 2015 (2014 - $98,636). The directors of Burcon Group Limited are Jade Cheng and Dorothy Law of British Columbia. The sole shareholder of Burcon Group Limited is 16329 Yukon Inc., a company whose registered office is located at the offices of MacDonald & Co., Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2. 16329 Yukon Inc. is an indirect wholly-owned subsidiary of ITC.

From April 1, 2014 to March 31, 2015, the Corporation provided professional services to Burcon Group Limited which resulted in income to Burcon of $21,812 (2014 - $12,895).

Requesting Documentation

Additional information relating to Burcon can be found on the SEDAR website at www.SEDAR.com. Shareholders may obtain copies of Burcon's financial statements and management's discussion and analysis ("MD&A") by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary. Financial information is provided in Burcon's comparative financial statements and MD&A for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Burcon.

DATED at Vancouver, British Columbia, as of the 22nd day of July, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

Schedule "A"
BOARD OF DIRECTORS' MANDATE

Please see attached.

A

BOARD OF DIRECTORS’ MANDATE

PURPOSE

1.

The Board of Directors (the "Board") of Burcon NutraScience Corporation (the "Corporation") is responsible for the overall stewardship of the Corporation and for managing and supervising the management of the Corporation. The Board shall at all times act in the best interests of the Corporation.

RESPONSIBILTIES

2.

The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. In discharging its responsibility, the Board should, among other things:

(a)

to the extent feasible, satisfy itself as to the integrity of the chief executive officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation's business;

(c)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations;

(d)	identify the principal risks of the Corporation's business, and ensure the implementation of appropriate systems to manage these risks;

(e)	plan for senior management succession, including the appointment, training and monitoring of senior management's performance;

(f)

require senior management to develop and maintain a strategy to communicate effectively with its security holders, investment analysts and the public generally and to accommodate and address feedback from security holders;

(g)	require management to maintain internal control and management information systems and, through Board committees or otherwise, to monitor these systems as it considers fit; and

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(h)

through the Corporation's Corporate Governance Committee, develop the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Corporation.

ORGANIZATION OF THE BOARD

3.	The organization of the Board shall comply with applicable corporate and securities laws.

4.

Appointments to the Board will be reviewed on an annual basis. The Nominating and Compensation Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

5.	The Board will report to the shareholders of the Corporation.

6.	The Board may:

(a)

appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board, except those which are not permitted under applicable corporate and securities laws;

(b)	appoint a Chairman of the Board and prescribe his or her powers and duties;

(c)	appoint a Lead Director of the Board and prescribe his or her powers and duties;

(d)	appoint a Chief Executive Officer and prescribe his or her powers and duties;

(e)	appoint a President and other officers of the Corporation and prescribe their powers and duties.

MEETINGS, MEETING PREPARATION AND ATTENDANCE

7.	The Board will meet as required, but at least once per quarter.

8.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once per quarter.

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9.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review the materials provided to the directors in connection with the meeting and be prepared for the meeting; and

(b)	attend each meeting, in person or by telephone conference, to the extent practicable.

MANAGEMENT OF BOARD AFFAIRS

10.	The Board will:

(a)	Develop a process for the orientation and education of new members of the Board;

(b)	Support continuing education opportunities for all member of the Board;

(c)	Assess the participation, contributions and effectiveness of the Chairman and individual board members on an annual basis;

(d)	Monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	Establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	Disclose on an annual basis, the mandate, composition of the Board and its committees.

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Schedule "B"
CODE OF BUSINESS ETHICS AND CONDUCT

Please see attached.

B

CODE OF BUSINESS ETHICS AND CONDUCT

1.	Purpose and Application

Burcon NutraScience Corporation (the "Corporation") is committed to maintaining high standards of integrity and accountability in conducting its business while at the same time seeking to grow its business and value. This code of business ethics and conduct (the "Code") provides a framework of guidelines and principles to govern and encourage ethical and professional behaviour in conducting our business.

This Code applies to all directors, officers and employees of the Corporation and its subsidiaries ("representatives"). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies. As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. If you are unsure about a particular situation or course of action, please speak to the Chief Executive Officer or Chief Operating Officer of the Corporation.

The Code sets forth such standards as are reasonably designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the reports and documents that the Corporation files with, or submits to, securities regulatory authorities and in other public communications made by the Corporation; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and accountability for adherence to the Code.

2.	Conflicts of Interest

It is our policy to ensure the Corporation's best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, existing and potential business partners and other representatives and are conducted in a manner that avoids any actual or potential conflicts of interest.

In general, a conflict of interest exists where a representative's personal interests interfere with his or her ability to act in the best interests of the Corporation. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Corporation, are influenced. These include the receipt of improper personal benefits by you or your family and friends, as a result of your position with the Corporation.

Full and timely disclosure of any actual or potential conflict of interest is very strongly encouraged. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner. Employees should promptly disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to a potential or actual conflict of interest. Directors and officers shall disclose any potential conflicts of interest in writing to the board of directors for review in accordance with applicable law.

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3.	Protection and Use of the Corporation's Assets and Opportunities

All representatives are responsible for protecting the Corporation's assets from improper use including fraud, theft and misappropriation. It is the Corporation's policy to protect its assets and promote their efficient use for legitimate business purposes. This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion. Corporation assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Corporation's assets.

4.	Corporate Opportunities

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Corporation should not be appropriated for any improper personal advantage. As employees, officers and directors, a duty is owed to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality of Corporate Information

Information is a key asset of the Corporation. It is our policy to ensure that the Corporation's proprietary and confidential information, including information that has been entrusted to the Corporation by others, is adequately safeguarded. All confidential information, including information about the Corporation's business, suppliers, intellectual property, opportunities, products, customers, assets and competitors, should be duly protected from advertent or inadvertent disclosure. Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements.

6.	Fair Dealing with Other People and Organizations

All business dealings undertaken on behalf of the Corporation should be conducted in a manner that preserves our integrity and reputation. It is the Corporation's policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in dealing with the Corporation's security holders, customers, suppliers, competitors and employees.

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7.	Complying with the Law

The Corporation strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also our policy to seek to comply with all applicable securities laws and regulations to ensure that material information that is not generally available to the public ("inside information") is disclosed in accordance with law. This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to protect against the improper use or disclosure of inside information, including the improper trading of securities while in possession of inside information.

Applicable securities laws require the Corporation to disclose certain information in various reports and documents that the Corporation must file or submit to securities regulatory authorities. In addition, from time to time, the Corporation makes other public communications, such as issuing press releases. The Corporation has a responsibility to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with or submitted to securities regulatory authorities and in other public communications.

8.	Reporting of Illegal or Unethical Behaviour

The Corporation strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to monitor and to ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Corporation. Concerns or complaints in this regard may be reported by anonymous submission to the Chair of the Corporate Governance Committee of the Board of Directors in connection with unethical or illegal behaviour, including questionable accounting, internal accounting controls or auditing matters involving the Corporation.

9.	Compliance

It is the role of the Board of Directors to monitor compliance with the Code. Disciplinary measures may be taken against any representative who authorizes, directs, approves or participates in any violation of a provision of this Code. These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment. Consideration will be given to whether or not a violation was intentional, as well as to the level of good faith shown by a representative in reporting the violation or in cooperating with any resulting investigation or corrective action. In addition, persons who violate the law during the course of their employment are subject to criminal and civil penalties, as well as payment of civil damages to the Corporation or third parties.

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A Director or officer who violates this Code may be asked to resign or may not be nominated for re-election.

The terms of this Code are not intended to give rise to civil liability on the part of the Corporation, its directors or officers, shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever.

10.	Currency of Code

This Code of Business Ethics and Conduct was approved by the Board of Directors on October 26, 2005 and amended on February 24, 2011, August 30, 2011 and September 12, 2012. The Board of Directors may amend the Code from time to time.

I acknowledge that I have read and understand the Code of Business Conduct and Ethics of Burcon NutraScience Corporation and agree to conduct myself in accordance with the Code.

Name:

Signature:

Date:

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